

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Yongming Feng
Chief Executive Officer
USA Therapy, Inc.
Xiangdong Road, Shangsong Village, Baoji City, Fufeng County
Shaanxi Province, the People's Republic of China 722205

  Re: USA Therapy, Inc.
    Preliminary Information Statement on Schedule 14C
    Supplemental Responses Filed October 12, 2010 and October 22, 2010
    File No. 001-34771

Dear Mr. Feng:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Karen J. Garnett
       Associate Director

cc: Marc Ross
  Sichenzia Ross Friedman Ference LLP
  Via *facsimile*: (212) 930-9725